650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

May 9, 2014

BY EDGAR AND EMAIL

Christina Chalk, Esq.

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Intevac, Inc.

Dear Ms. Chalk:

We are responding on behalf of our client, Intevac, Inc. (the “Company”), to the questions of the Staff of the Securities and Exchange Commission that you conveyed to the undersigned on our telephone call on May 1, 2014. We understand these questions to be as follows:

1.	Please explain the statement in the Company’s letter to stockholders dated April 24, 2014 that “Mr. Plants has made public privileged conversations made in the furtherance of attempts to reach a settlement.”

2.	Please explain the Company’s belief, stated in the immediately succeeding sentence, that Mr. Plants “is either uninformed… or has an utter disregard for what is ethical and within his legal rights.”

Response to Question 1

On page 5 of the letter, dated April 22, 2014 (the “Voce Letter”), from Voce Capital Management LLC (“Voce”) to the Company’s stockholders, Mr. Plants describes in detail certain discussions that took place between Voce and the Company that the parties agreed would constitute privileged and confidential communications to be used for settlement purposes only. In particular, the Company understood the following to be sensitive, privileged information:

•	The fact that the Company offered to place some of Voce’s nominees on the Company’s Board.

•	Voce’s conditional acceptance of an interview of one of its nominees by the Company’s Board, with the stipulation that the Company agree to pay a $1 dividend to its stockholders, which the Company rejected.

Christina Chalk, Esq.

May 9, 2014

There was an explicit understanding between the Company and Voce that these discussions would be held in confidence. Prior to the first telephone call to discuss a possible settlement, the attorneys for both parties agreed that the discussions would not be disclosed or used for any other purpose. The Company entered into these settlement negotiations in good faith, with a clear and reasonable expectation that such offers and counteroffers to reach a compromise would not be used against the Company, whether in a court of law or in any public forum. As further evidence of such an agreement, email communications between the parties included in their subject line: “PRIVILEGED AND CONFIDENTIAL SETTLEMENT COMMUNICATION—NOT FOR PUBLICATION OR USE FOR ANY PURPOSE.” The Company would not have engaged in any such discussions without such an assurance.

Response to Question 2

Given Voce’s breach of its confidentiality obligation described above, the Company concluded that Mr. Plants was either “uninformed” or in “utter disregard for what is ethical and within his legal rights.” It is possible, though the Company believes it unlikely, that Mr. Plants was unaware and therefore “uninformed” of Voce’s confidentiality obligations that were explicitly discussed by the attorneys for the parties prior to the actual settlement negotiations. However, given that Mr. Plants is himself an attorney, and given the sensitive nature of the discussions, including the transmission of emails with a subject line that left no doubt as to the privileged and confidential nature of the discussions, the Company believes it more plausible that Mr. Plants disregarded his ethical and legal obligation to maintain the confidentiality of the settlement discussions when he published the Voce Letter.

*        *        *

Christina Chalk, Esq.

May 9, 2014

Please call the undersigned, or Douglas Schnell of this office if you have any questions on this matter.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Herbert P. Fockler Herbert P. Fockler